November 21, 2008

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed on June 16, 2008 Form 10-Q for the quarterly period ended September 30, 2008 Filed on August 11, 2008
File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”), set forth below are the Company’s responses to your letter of comment dated November 10, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008 and subsequently amended on June 26, 2008 and September 11, 2008 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed on August 11, 2008 (the “Form 10-Q”), as applicable.

Mr. Stephen Krikorian
November 21, 2008
Page Two

Form 10-K for the fiscal year ended March 31, 2008

General

1.
We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated August 6, 2008.  Please note that the representations should come directly from the company.  In your next response, please provide the representations directly from the company.

RESPONSE:

The representations are being submitted in a separate letter from the Company, filed contemporaneously herewith.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Business Combinations and Intangible Assets, page 9

2.
We note from your response on prior comment No. 10 that you “periodically review the carrying values of goodwill and intangible assets.”  Clarify whether you considered the significant drop in market capitalization to be a triggering event.  Indicate how often you are testing for impairment.  Explain whether you apply any weighting when determining fair value using your discounted cash flow analysis and market multiple approach.  Tell us how you considered the recent operating losses and cash flow deficits in preparing your discounted cash flow analysis by reporting unit.  In addition, please reconcile or explain the difference between your market capitalization and fair value you calculate based on the models utilized.

RESPONSE:

The Company has allocated its goodwill to four reporting units  – AccessIT Software, the Pavilion Theatre, Advertising and Creative Services (“ACS”), and The Bigger Picture.  These four reporting units comprised 30% of the Company’s consolidated revenues for the quarter ended September 30, 2008.  The AccessIT software reporting unit is contained within the company’s Media Services segment, while the other three reporting

Mr. Stephen Krikorian
November 21, 2008
Page Three

units together comprise the Content and Entertainment segment.  The Company recognizes that a significant adverse change in the business climate, among other examples used in Paragraph 28 of SFAS 142, requires goodwill to be tested, if such event or circumstance would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company has considered the recent decline in its market capitalization, but it does not believe that this factor alone reduced the fair value of any one of the four reporting units described above, below its carrying amount.  The Company reviews the actual and forecasted results of each reporting unit monthly and has noted no declines in operating performances of three of its reporting units, with the exception of ACS, as of September 30, 2008.  The Company conducted a goodwill impairment test of the ACS reporting unit and concluded that no impairment charge was necessary because the fair value of the reporting unit exceeded the carrying amount.

The Company tests all four reporting units for goodwill impairment annually, as of each fiscal year-end and on an interim basis if certain events occur indicating that an impairment may have occurred, using the “more likely than not” guidance stated in SFAS 142.  The Company’s market capitalization is based on company-wide factors and varied marketplace factors.  The market capitalization currently experienced by the Company as a whole cannot be directly correlated or reconciled to the fair value of the Company’s four reporting units.  In preparing the discounted cash flow analysis, the Company calculates the fair value of each reporting unit utilizing an income approach (discounted cash flows), based on expected future operating results, and a market approach, considering the market capitalization and multiples of a peer group, with a 60% and 40% weight assigned to each method, respectively.  The Company recognizes the existence of recent operating losses in certain of reporting units; however, these losses include certain non-cash charges such as depreciation and amortization.  The movements in the Company’s market capitalization will continue to be part of our impairment analysis review.

Note 5.  Debt and Credit Facilities, page 12

3.
We note your response to prior comment No. 11 indicating that the interest rate swap arrangement was entered into on April 2, 2008 with the swap agreement becoming effective on August 1, 2008.  Please clarify how you determined that it was appropriate to record the changes in fair value for the interest rate swap during the three months ended June 30, 2008.  In this regard, it does not appear as though changes in fair value should be recorded until the interest rate swap agreement became effective on August 1, 2008.  In addition, please describe your consideration of providing disclosures as outlined in paragraphs 32 and 39 of SFAS 157.

Mr. Stephen Krikorian
November 21, 2008
Page Four

RESPONSE:

On April 2, 2008, the Company entered into an interest rate swap agreement (“Swap”), effective immediately, with HSBC Bank as the counterparty.  At that date, the Company recorded the Swap in accordance with SFAS No. 133, concluding that the Swap is a derivative instrument effective on April 2, 2008.  If the Swap had been settled as of June 30, 2008, the Company would have received or paid the fair value of the Swap as of that date from the counterparty. Therefore, the changes in fair value were appropriately recorded for the period ended June 30, 2008.

The Swap was entered into in order to fix the interest rate and guard against the exposure to increases in the variable interest rate under the Company’s GE Credit Facility.  The August 1, 2008 date represented the date we began payments on the GE Credit Facility.  However, as described above, the Company believes the Swap was effective and enforceable on April 2, 2008, and was properly recorded in the June 30, 2008 financial statements.  In its Form 10-Q filed for the period ended September 30, 2008 the Company has properly described the Swap as being effective on April 2, 2008.  The Company apologizes for the miscommunication included in the previous response letter.

The Company considered the disclosure requirements as outlined in paragraphs 32 and 39 of SFAS 157 for the quarter ended September 30, 2008, and has concluded the following disclosure requirements under paragraph 32, and as it relates to the disclosures required in paragraphs 33-35 (as referenced in paragraph 39), were applicable to the Company:

Paragraph 32:
a.	The fair value measurements at the reporting date.
b.
The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

e.	The valuation technique used to measure fair value, and a discussion of changes in valuation techniques, if any, during the period.

Paragraph 34:
a.	The quantitative disclosures required by this Statement shall be presented using a tabular format.

Mr. Stephen Krikorian
November 21, 2008
Page Five

Below is the disclosure that was included in Footnote 2 to the Form 10-Q for the quarter ended September 30, 2008:

ACCOUNTING FOR DERIVATIVES

In April 2008, the Company executed an interest rate swap agreement (the “Interest Rate Swap”) (see Note 5) to limit the Company’s exposure to changes in interest rates.  The Interest Rate Swap is a derivative financial instrument, which the Company accounts for pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133").  SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded at fair value on the balance sheet.  Changes in fair value of derivative financial instruments are either recognized in other comprehensive income (a component of stockholders' equity) or net income depending on whether the derivative is being used to hedge changes in cash flows or fair value.  The Company has determined that changes in value of its Interest Rate Swap should be recorded as a component of net income or loss (see Note 5).

Fair Value of Financial Instruments

On April 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157), for financial assets and liabilities. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The fair value measurement disclosures are grouped into three levels based on valuation factors:

•  Level 1 – quoted prices in active markets for identical investments
•  Level 2 – other significant observable inputs (including quoted prices for similar investments, market corroborated inputs, etc.)
•  Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

Assets and liabilities measured at fair value on a recurring basis use the market approach, where prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities.

The following table summarizes the levels of fair value measurements of the Company’s financial assets:

Mr. Stephen Krikorian
November 21, 2008
Page Six

	Financial Assets at Fair Value as of September 30, 2008
	Level 1	Level 2	Level 3
Cash and cash equivalents	$23,147	$—	$—
Interest rate swap	—	1,565	—
Total	$23,147	$1,565	$—

* * * * * * *

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

                    Sincerely,

                    /s/ Carol W. Sherman
                    Carol W. Sherman

cc: Gary S. Loffredo

November 21, 2008

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed on June 16, 2008 Form 10-Q for the quarterly period ended September 30, 2008 Filed on August 11, 2008
File No. 000-51910

Dear Mr. Krikorian:

In connection with a response being submitted contemporaneously herewith on behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”) by Kelley Drye & Warren LLP setting forth the Company’s responses to your letter of comment dated November 10, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company, please find below the representations you have requested pursuant to comment number 1, which is reproduced below for your convenience.

Form 10-K for the fiscal year ended March 31, 2008

General

1.
We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated August 6, 2008.  Please note that the representations should come directly from the company.  In your next response, please provide the representations directly from the company.

RESPONSE:

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Brian D. Pflug
Brian D. Pflug
Senior Vice President – Accounting & Finance and Principal Financial Officer